ATK
1300 Wilson Blvd., Suite 400
Arlington, Virginia 22209
www.atk.com

December 15, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Susan Block
Sonia Bednarowski

Alliant Techsystems Inc.
Registration Statement on Form S-4
File No. 333-198460

Dear Ms. Block:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alliant Techsystems Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:30 a.m., New York City time, on December 17, 2014, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act.  In connection with the foregoing request, the Company further acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Damien R. Zoubek, at (212) 474-1876 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

ALLIANT TECHSYSTEMS INC.

By:	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin
	Title:	Senior Vice President, General Counsel and Secretary